EXHIBIT 99.1

GENERAL FINANCE CORPORATION

Investor Presentation │ Through Fiscal Year Ended June 30, 2012








General FINANCE
C O R P O R A T I O N

NASDAQ: GFN

Forward-Looking Statements

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the U.S. Securities and Exchange Commission.

General FINANCE
CORPORATION

General Finance at a Glance

- A holding company that acquires, operates and enhances value for businesses in the mobile storage, modular space and liquid containment industries (portable services)

- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries

- Ownership in leading providers of mobile storage and modular space businesses operating in highly fragmented markets

  - 50.01% ownership of Royal Wolf Holdings Ltd.

  - 100% ownership of Pac-Van, Inc.

- FY 2012 (6/30/12) consolidated revenue of $212.2 million; consolidated adjusted EBITDA of $46.1 million









GFN: Reasons to Invest

- Seasoned, global expertise in portable services industry at holding company level
- Strong Royal Wolf performance and unmatched competitive leadership
- Three-pronged growth strategy driving improved Pac-Van results
- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class
- Financial flexibility and sound prospects for growth and improved performance
- Current valuation offers attractive entry point with clear and compelling upside opportunity

GeneralFINANCE
C O R P O R A T I O N

GFN Management: Seasoned, Global Expertise

Ronald F. Valenta President and CEO	Founder, president and CEO of Mobile Services Group, Inc.; director of the National Portable Storage Association; SVP of Public Storage, Inc.; Arthur Andersen & Co.
Charles E. Barrantes Executive VP and CFO	VP and CFO of Royce Medical Company; CFO of Earl Scheib, Inc.; 30 years of experience in accounting and finance including >10 years with Arthur Andersen & Co.
Jeffrey A. Kluckman Executive VP, Business Development	15-year background in business development for rental services, including mobile storage, modular space, equipment rental; VP of M&A for Mobile Mini, Inc. (NASDAQ: MINI); similar positions with Mobile Storage Group, Inc. (acquired by Mobile Mini in 2008), RSC Equipment Rental, Inc. (NYSE: RRR)
Christopher A. Wilson VP, General Counsel and Secretary	General counsel and assistant secretary of Mobile Services Group, Inc.; corporate law at Paul, Hastings, Janofsky & Walker LLP; J.D. from Loyola Law School and BA from Duke University

- **>50 collective years of expertise in the rental services industry, including portable services**
- **M&A activity (at GFN and subsidiaries) draws on Mr. Valenta's successful completion and integration of 100+ acquisitions in past 15 years , Mr. Kluckman's 110+ transactions**

General FINANCE CORPORATION

Royal Wolf Holdings at a Glance

Customer Segments
FY 2012



- Manufacturing 9%
- Consumer 12%
- Retail 11%
- Moving & Transportation 17%
- Other 18%
- Building & Construction 18%
- Resources 15%

Sells and leases container solutions in 3 key product areas

- Portable storage
- Portable buildings
- Freight

20,000 customers across 19 industries

Trades publicly on the ASX under the symbol "RWH"

FY 2012 (6/30/12) revenues of US$142.0 million

FY 2012 adjusted EBITDA of US$37.3 million






Royal Wolf's Leadership

Experienced and committed senior management supported by Board of Directors with combined over 140 years of relevant experience

Robert Allan
Chief Executive Officer

30+ years experience in Australia's container leasing and logistics industry; as Royal Wolf CEO, has implemented portable buildings product line, introduced 50 new products and doubled size of distribution network; Group General Manager of IPS Logistics Pty Ltd; Regional Director of Triton International

Greg Baker
Chief Financial Officer

20+ years experience in senior accounting and finance; as Royal Wolf CFO, has overseen successful implementation of enhanced financial reporting systems and optimized reporting and compliance discipline; senior finance roles at Westpac Banking Corporation and Fujitsu Australia

3 additional senior executives

Average 14+ years experience in equipment leasing industry

GeneralFINANCE
C O R P O R A T I O N

Royal Wolf's Fleet and Network

Largest lease fleet in Australia and New Zealand

(in units)



■ Portable Storage ■ Portable Buildings ■ Freight



Integrated business model (procurement, modification, design and delivery) capitalizes on strategically located customer service centers and specialized national accounts management team

GeneralFINANCE
C O R P O R A T I O N

Royal Wolf's Competitive Advantages

- Largest branch network and fleet throughout Australia and New Zealand with a leading market share in excess of 35%

- Relatively new fleet, with over 50% built in the last seven years

- 94 unique container products offered across 3 product segments

- Diversified blue chip customer base across 19 industries

- National accounts capabilities to service large multi-region customers

- In house design and engineering capabilities to meet customer requirements

GeneralFINANCE
CORPORATION

Royal Wolf's Growth and Expansion Profile

Over Past 5 Years

- Lease fleet growth of 18% per year
- 8 acquisitions completed
- 11 new product lines introduced

Key Financial Drivers

- Increasing revenue associated with the resources end market
- Organic and acquisitive fleet expansion
- Continued margin expansion due to increasing leasing opportunities, further shift toward higher margin products

General FINANCE CORPORATION

Royal Wolf Financial Summary



- EBITDA CAGR of 32% (FY2006 to FY2012)

- Margin expansion to 27.0% from 10.5% (FY2006 to FY2012)

- Margin expansion the result of higher percentage of leasing and higher margin products

GeneralFINANCE
CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Pac-Van at a Glance



- Leases and sells portable storage, liquid storage tank and office containers; mobile offices; modular buildings; ancillary products and related services throughout the U.S. and Canada.

- FY 2012 (6/30/12) revenues of $70.2 million

- FY 2012 adjusted EBITDA of $11.9 million

- FY 2012 revenue composition: Leasing 59%, Sales 41%









Pac-Van Management

Combined 85+ years of relevant experience

Ted Mourouzis
President and COO

15+ years with Pac-Van, 14 as COO; past experience includes management consulting for Deloitte & Touche and controller for a 3M joint venture; MBA from The Wharton School of the University of Pennsylvania and BA from Stanford University

Jim Dunmyer
VP, Finance

15+ years experience in accounting and financial management including 3 years in public accounting with Deloitte & Touche; MBA from Wright State University and BA from DePauw University ; CPA

5 additional senior executives

12+ years average tenure with Pac-Van

GeneralFINANCE
C O R P O R A T I O N

Pac-Van's Fleet Composition

- Storage containers

- Office containers

- Liquid storage tank containers

- Mobile offices

- Modular buildings

Distribution by Quantity
(At June 30, 2012)



- Mobile offices 39%
- Modular buildings 9%
- Container offices 10%
- Portable storage containers 42%
- Tank containers <1%

Customer Segments
(FY 2012)



- Other 1%
- Construction 33%
- Retail 4%
- Industrial 12%
- Govt. 15%
- Mining & Energy 9%
- Education 3%
- Services 10%
- Commercial 13%

Distribution by Gross Book Value
(At June 30, 2012)



- Container offices 11%
- Mobile offices 44%
- Portable storage containers 11%
- Tank containers 2%
- Modular buildings 32%

GeneralFINANCE
CORPORATION

Pac-Van's Footprint

- 27 branches in 18 states in the U.S. and 1 province in Canada
- Highly fragmented portable storage container market in U.S. and Canada


Edmonton, Alberta, Canada
Salt Lake City
Denver
Kansas City
Chicago
Pittsburgh
Trenton
Bakersfield
Las Vegas
LA-Chino
St. Louis
Louisville
Charleston
Phoenix
Memphis
Nashville
Charlotte
Atlanta
Dallas
Jacksonville
Orlando
INDIANA:
Elkhart
Indianapolis
OHIO:
Cincinnati
Cleveland
Columbus
Toledo

Pac-Van Financial Summary



Pac-Van's post recession performance beginning to improve

- FY 2012 Adjusted EBITDA is up 14% from the FY11 trough
- Leasing revenues have been higher on a year over year basis for the last seven quarters
- Quarterly average number of new leases and average index (mix adjusted) pricing have each increased on a year over year basis for eight consecutive quarters

General FINANCE CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Pac-Van's Strategic Initiatives

Increase market penetration in portable storage, liquid tank and office containers by making incremental investments in container fleet to leverage attractive returns of this asset class



Pursue selective, accretive acquisitions that will enhance or expand branch network and geographic footprint, help diversify business away from the construction sector



Focus on penetrating new and existing sectors that are experiencing strong demand

GeneralFINANCE
C O R P O R A T I O N

Capital Structure as of 6/30/12

	GFN	Royal Wolf	Pac-Van
Consolidated cash	• $7.1 million		
Debt	• $15.0 million Senior Subordinated Note[1]	•$95.8 million outstanding on $111.8 million Senior Credit Facility[2] • $0.4 million other debt	• $62.2 million outstanding on $85.0 million Senior Credit Facility[3] • $ 0.6 million other debt
Common equity	• 22.0 million shares outstanding	• 100.4 million shares outstanding • 50.01% owned by General Finance	• 100.0% owned by General Finance
Redeemable preferred stock	• $0.1 million		
Cumulative preferred stock	• $1.4million		

[1] *$15.0 million Senior Subordinated Note at General Finance Corp. was paid off in September 2012 with new Pac-Van credit facility*
[2] *Royal Wolf figures are translated into U.S. Dollars based on 1.016 AUD/USD as of 6/30/12*
[3] *In September 2012, Pac-Van entered into a new $110 million five-year senior secured credit facility*

GeneralFINANCE
C O R P O R A T I O N

Capital Investment Strategy



EXPERIENCE	OPPORTUNITIES	STRATEGY
Demonstrated track record of implementing operational changes and cost controls combined with acquisitions	Grow subsidiaries' lease fleets Pursue accretive acquisitions of container businesses	Acquire and operate businesses primarily in mobile storage, modular space and liquid containment industries (portable services)

Consolidated Financial Summary

Financial highlights (Fiscal year 2012 versus fiscal year 2011):

- Increased revenues by 16% to $212.2 million
- Increased adjusted EBITDA by 21% to $46.1 million
- Net income attributable to common shareholders was $2.4 million, or $0.11 per share
- Total unit lease fleet utilization was 80% at year end



Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment



GFN Valuation Analysis

NASDAQ: GFN

Recent share price	$4.30
Value	Derived by combining value of operating subsidiaries and value of holding company structure
Royal Wolf ownership	GFN's ownership interest in Royal Wolf is worth approximately $115 million or $5.16 per equivalent fully diluted share of GFN
GFN market capitalization	$94.6 million
Discount	US investors applying a substantial negative value to GFN's ownership in Pac-Van and to holding company value

Significant value discount applied when calculating value utilizing "sum of the parts" valuation

General FINANCE CORPORATION

Key Investment Considerations

- Seasoned and proven expertise in portable services industry
- Disciplined growth strategies, operational guidance, effective capital allocation and capital markets support
- Both Royal Wolf and Pac-Van positioned for long-term growth and increased profitability
- Dramatically improved financial and operating flexibility at subsidiary levels
  - Operational strategies driving growth for existing businesses
  - Capital allocation strategies driving accretive acquisitive expansion
- Investment activity focused on the attractive container asset class

General FINANCE
C O R P O R A T I O N

Contacts

Charles E. Barrantes
Chief Financial Officer
General Finance Corporation
+1 626.584.9722 x1007



Larry Clark, CFA
Senior Vice President
Financial Profiles, Inc.
+1 310.478.2700 x29
lclark@finprofiles.com

